UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CLEANCORE SOLUTIONS, INC.
(Name of Issuer)

Class B Common Stock, $0.0001 par value per share
(Title of Class of Securities)

184492 106
(CUSIP Number)

April 30, 2024
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Oleta Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 581,902
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 581,902
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581,902
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.54%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	Based on 6,813,419 shares of class B common stock outstanding as of April 30, 2024, as reported in the Issuer’s Final Prospectus filed on April 30, 2024.

Page 3 of 6 pages

CUSIP No.	184492 106

1.	NAMES OF REPORTING PERSONS Chris Etherington
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 649,879
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 649,879
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,879
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.54%(1)
12.	TYPE OF REPORTING PERSON IN

Page 4 of 6 pages

CUSIP No.	184492 106

Item 1.

(a)	Name of Issuer: CleanCore Solutions, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 5920 South 118th Circle, Suite 2, Omaha, NE 68137

Item 2.

(a)	Name of person filing:
This statement is being jointly filed by Oleta Investments, LLC, a Nevada limited liability company (“Oleta LLC”), and Chris Etherington, an individual (collectively, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence:
The business address of Oleta Investments, LLC is 318 North Carson Street, Carson City, NV 89701. The principal address of Mr. Etherington is 318 North Carson Street, Carson City, NV 89701.

(c)	Citizenship: Oleta LLC is a Nevada limited liability company. Mr. Etherington is a United States citizen.

(d)	Title of class of securities: Class B Common Stock, $0.0001 par value per share (“class B common stock”)

(e)	CUSIP No.: 184492 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 5 of 6 pages

CUSIP No.	184492 106

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Oleta LLC holds and beneficially owns 581,902 shares of common stock and Mr. Etherington holds and beneficially owns 67,977 shares of class B common stock.

Mr. Etherington is the managing director of Oleta LLC and may be deemed to beneficially own the shares of class B common stock held by it.

(b)

Percent of class:

Based on a total of 6,813,419 shares of class B common stock outstanding as of April 30, 2024, the shares of class B common stock beneficially owned by Oleta LLC and Chris Etherington represented approximately 8.54% and 9.54% of the Issuer’s outstanding class B common stock, respectively.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	Oleta LLC: 581,902 Chris Etherington: 649,879
	(ii)	Shared power to vote or to direct the vote:	Oleta LLC: 0 Chris Etherington: 0
	(iii)	Sole power to dispose or to direct the disposition of:	Oleta LLC: 581,902 Chris Etherington: 649,879
	(iv)	Shared power to dispose or to direct the disposition of:	Oleta LLC: 0 Chris Etherington: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 6 of 6 pages

CUSIP No.	184492 106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024
Oleta Investments, LLC

	By:	/s/ Chris Etherington
	Name:	Chris Etherington
	Title:	Managing Director

/s/ Chris Etherington
Chris Etherington

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement